Exhibit 23.2

To the Board of Directors and Stockholders of

Wytec International, Inc.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 2 to Registration Statement of Wytec International, Inc. on Form S-1 of our report dated June 25, 2021. (December 22, 2021, as to the effects of the errors discussed in Note O to the consolidated financial statements) with respect to our audit of the financial statements of Wytec International, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to Wytec International, Inc.’s ability to continue as a going concern) as of December 31, 2020 and for the year then ended, which appears in the prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Registration Statement.

/s/ Prager Metis CPAs, LLP

Prager Metis CPAs, LLP
El Segundo, CA
January 28, 2022